Financial Reports

Urban Agriculture, Inc.
For the period ended June 10, 2021

Prepared by
Urban Agriculture, Inc.

Prepared on
October 5, 2022

Table of Contents

Letter of Introduction

These financial statements are unaudited by any financial services or accounting firm. They are the product of the management team of Urban Agriculture, Inc., prepared in good faith in line with generally accepted accounting principles ("GAAP").

Balance Sheet

As of June 10, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase 0669	11,671.10
Savings 9318	1,058.51
Urban Agriculture Inc.	3,743.27
Total Bank Accounts	**16,472.88**
Total Current Assets	**16,472.88**
Fixed Assets	
Vehicles	46,694.07
Website Build	58,558.23
Accumulated Amortization - Website	-4,384.74
Total Website Build	**54,173.49**
Total Fixed Assets	**100,867.56**
TOTAL ASSETS	**$117,340.44**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AE Plum Card 64009	2,110.19
Chase 0793 Allan	1,242.90
Chase 1989 Clay (deleted)	785.81
Chase 4744 Caroline	144.50
Chase 9700 Katie	482.56
Credit Card - Chase 5423	28,517.87
Total Credit Cards	**33,283.83**
Other Current Liabilities	
Celtic Bank Loan	3,134.78
EIDL LOAN	2,000.00
Loan from Cambardella, LLC	4,621.12
Loan from Mario Cambardella	43,358.43
NV4 Van Loan Ford	35,114.07
Sales Tax Payable	
Sales Tax Payable - QBO	1,491.38
Sales Tax Payable - Shopify	2,983.74
Total Sales Tax Payable	**4,475.12**
Shopify Capital Loan	-2,268.26
Total Other Current Liabilities	**90,435.26**
Total Current Liabilities	**123,719.09**
Long-Term Liabilities	
Angel Investment	100,000.00

	Total
Total Long-Term Liabilities	**100,000.00**
Total Liabilities	**223,719.09**
Equity	
Common Stock	1,000.00
Contributed Capital	
Prior Contributed Capital	11,163.62
Shareholder's Contributions	4,000.25
Shareholder's Distributions	-433.22
Total Contributed Capital	**14,730.65**
Opening Balance Equity	30.00
Retained Earnings	-47,707.05
Net Income	-74,432.25
Total Equity	**-106,378.65**
TOTAL LIABILITIES AND EQUITY	**$117,340.44**

Profit and Loss

	Total
INCOME	
Design Income	19,973.00
Plant Sales Income - Commercial	59,511.24
Plant Sales Income - Retail	164,494.15
Shipping Income	2,431.55
Total Income	**246,409.94**
COST OF GOODS SOLD	
Cost of Plant Sales	
Material Freight & Delivery Labor	26,243.05
Materials Costs	151,585.39
Total Cost of Plant Sales	**177,828.44**
Design Labor	29,643.42
Total Cost of Goods Sold	**207,471.86**
GROSS PROFIT	**38,938.08**
EXPENSES	
Accounting Fees	2,175.00
Administrative Expenses	5,000.00
Advertising and Promotion	24,788.19
Auto and Truck Expenses	1,484.51
Bank Fees	20.00
Computer and Internet Expenses	669.00
Donation	84.00
Dues & Subscriptions	7,950.28
Entertainment	302.72
Insurance Expense	2,436.55
Marketing	20,370.02
Meals	261.28
Meals for Employees	1,231.26
Mileage Reimbursements	6,407.58
Office Expense	6,035.83
Payroll Expenses	
Payroll Taxes	741.04
Salaries - Employees	6,830.20
Total Payroll Expenses	**7,571.24**
Postage and Delivery	820.21
QuickBooks Payments Fees	960.45
Rent Expense	12,455.00
Repairs and Maintenance	5,458.47
Software Fees	
Gusto Fees	666.00
Shopify Fees	4,022.99
Total Software Fees	**4,688.99**

	Total
Taxes	180.43
Tolls and Parking	4.00
Tools and Small Equipment	2,592.98
Travel	389.00
Uniforms	660.96
Utilities	567.59
Total Expenses	**115,565.54**
NET OPERATING INCOME	-76,627.46
OTHER INCOME	
Interest Earned	0.18
Rebate Income	1,443.08
Rewards	751.95
Total Other Income	**2,195.21**
NET OTHER INCOME	2,195.21
NET INCOME	$ -74,432.25

Statement of Cash Flows

January 1 - June 10, 2021

	Total
OPERATING ACTIVITIES	
Net Income	-59,107.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	5,941.35
Accounts Payable	-21,040.00
AE Plum Card 64009	235.34
Chase 0793 Allan	1,242.90
Chase 1989 Clay (deleted)	785.81
Chase 4744 Caroline	144.50
Chase 9700 Katie	482.56
Credit Card - Chase 5423	21,604.27
Celtic Bank Loan	3,134.78
Loan from Cambardella, LLC	1,000.00
Loan from Mario Cambardella	5,300.00
NV4 Van Loan Ford	35,114.07
Sales Tax Payable:Sales Tax Payable - QBO	443.24
Sales Tax Payable:Sales Tax Payable - Shopify	2,435.41
Shopify Capital Loan	-11,061.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,762.49**
Net cash provided by operating activities	**-13,345.47**
INVESTING ACTIVITIES	
Vehicles	-46,694.07
Website Build	-20,974.78
Net cash provided by investing activities	**-67,668.85**
FINANCING ACTIVITIES	
Common Stock	1,000.00
Contributed Capital:Prior Contributed Capital	11,163.62
Contributed Capital:Shareholder's Contributions	-23,481.62
Contributed Capital:Shareholder's Distributions	15,885.03
Opening Balance Equity	-3,362.27
Retained Earnings	2,392.27
Net cash provided by financing activities	**3,597.03**
NET CASH INCREASE FOR PERIOD	**-77,417.29**
Cash at beginning of period	93,890.17
CASH AT END OF PERIOD	**$16,472.88**

Statement of Equity

January 1 - June 10, 2021

	Total	
	Jan 1 - Jun 10, 2021	Jan 1 - Jun 10, 2021 (YTD)
ASSETS		
TOTAL ASSETS		
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Contributed Capital		
Shareholder's Contributions	-23,481.62	-23,481.62
Shareholder's Distributions	15,885.03	15,885.03
Total Contributed Capital	**-7,596.59**	**-7,596.59**
Retained Earnings		
Net Income		
Total Equity	**-7,596.59**	**-7,596.59**
TOTAL LIABILITIES AND EQUITY	**$ -7,596.59**	**$ -7,596.59**

Notes to Financial Statements

Urban Agriculture, Inc.

1. Organization and Nature of Business

Urban Agriculture, Inc was incorporated in the State of Georgia on April 2nd, 2012. The business began operations in 2012.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in good faith and, to the best of our ability, in conformity with U.S. generally accepted accounting principles ("GAAP"). All included financial statements are in cash basis.

3. Subsequent Events

Subsequent events have been evaluated through October 5th, 2022, the date the financial statements were written.

Loans

Loans and investments included on balance sheet.